Exhibit 99.123

CONSENT OF QUALIFIED PERSON (TIMOTHY J. STRONG)

I hereby consent to the inclusion of information related to the scientific and technical disclosure included in or incorporated by reference into this Registration Statement on Form 40-F (the “Form 40-F”) of Vox Royalty Corp. being filed with the United States Securities and Exchange Commission, and any amendments thereto, related to the following:

a)	the News Release filed on January 21, 2021,

b)	the News Release filed on February 2, 2021,

c)	the News Release filed on February 10, 2021,

d)	the News Release filed on February 22, 2021,

e)	the News Release filed on March 11, 2021,

f)	the Underwriting Agreement filed on March 22, 2021,

g)	the News Release filed on March 29, 2021,

h)	the News Release filed on March 30, 2021,

i)	the News Release filed on March 31, 2021,

j)	the News Release filed on April 6, 2021,

k)	the News Release filed on April 13, 2021,

l)	the News Release filed on April 15, 2021,

m)	the News Release filed on April 26, 2021,

n)	the News Release filed on May 20, 2021,

o)	the News Release filed on May 27, 2021,

p)	the News Release filed on June 7, 2021,

q)	the News Release filed on June 22, 2021,

r)	the News Release filed on July 19, 2021,

s)	the News Release filed on July 22, 2021,

t)	the News Release filed on July 23, 2021,

u)	the News Release filed on August 3, 2021,

v)	the News Release filed on August 31, 2021,

w)	the News Release filed on September 9, 2021,

x)	the News Release filed on September 28, 2021,

y)	the NI 43-101 Technical Report Janet - Ivy Gold Mine filed on October 5, 2021

z)	the Consent of Kangari Consulting LLC filed October 5, 2021

aa)	the Consent of Qualified Person filed October 5, 2021

bb)	the News Release filed October 5, 2021

cc)	the News Release filed October 20, 2021,

dd)	the News Release filed November 18, 2021,

ee)	the News Release filed December 13, 2021,

ff)	the News Release filed January 18, 2022,

gg)	the News Release filed February 8, 2022,

hh)	the News Release filed March 8, 2022,

ii)	the News Release filed April 5, 2022,

jj)	the News Release filed April 26, 2022,

kk)	the News Release filed May 10, 2022,

ll)	the News Release filed May 24, 2022,

mm)	the News Release filed May 26, 2022,

nn)	the News Release filed June 6, 2022, and

oo)	the News Release filed June 9, 2022 (collectively, the “Exhibits”).

The undersigned further consents to reference of the undersigned’s name in the Form 40-F and in the Exhibits included in or incorporated by reference into the Form 40-F.

/s/ Timothy J. Strong
Name:	Timothy J. Strong, MIMMM
Title:	Principal Geologist, Kangari Consulting LLC

June 27, 2022